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Exhibit 1

Management's Discussion and Analysis of Results of Operations and
Financial Position for the three months ended March 31, 2009

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the three months ended March 31, 2009. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three months ended March 31, 2009 and the audited consolidated financial statements for the year ended December 31, 2008. This MD&A is prepared as at May 7, 2009. Additional information relating to MID, including the Annual Information Form for fiscal 2008, can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

GENERAL

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of industrial and commercial properties. Members of the Magna International Inc. ("Magna") group of companies are MID's primary tenants and provide approximately 98% of the annual real estate revenue generated by MID's income-producing properties (see "REAL ESTATE BUSINESS — Our Relationship with Magna"). In addition, MID owns land for industrial development and owns and acquires land that it intends to develop for mixed-use and residential projects. MID also holds a majority equity interest in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks, and a supplier of live horseracing content to the inter-track, off-track and account wagering markets. On March 5, 2009, MEC and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware. For further details on this filing and MID's participation in the Chapter 11 process, please refer to "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Process".

In this MD&A, we use the term "Real Estate Business" to refer to the operations over which our Board of Directors (the "Board") and executive management have direct responsibility for the key operating, financing and resource allocation decisions, which excludes the operations of MEC (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Process — Deconsolidation of MEC").

Foreign Currencies

Fluctuations in the U.S. dollar's value relative to other currencies will result in fluctuations in the reported U.S. dollar value of revenues, expenses, income, cash flows, assets and liabilities. At March 31, 2009, approximately 74% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (see "REAL ESTATE BUSINESS — Results of Operations — Annualized Lease Payments"). As such, material changes in the value of the U.S. dollar relative to these foreign currencies (primarily the euro and Canadian dollar) may have a significant impact on the Real Estate Business' results.

The following table reflects the changes in the average exchange rates during the three-month periods ended March 31, 2009 and 2008, as well as the exchange rates as at March 31, 2009 and December 31, 2008, between the most common currencies in which the Company conducts business and MID's U.S. dollar reporting currency.

	Average Exchange Rates for the Three Months Ended March 31,				Exchange Rates as at
					March 31, 2009	December 31, 2008
	2009	2008	Change				Change
1 Canadian dollar equals U.S. dollars	0.803	0.997	(19%	)	0.807	0.826	(2%	)
1 euro equals U.S. dollars	1.301	1.499	(13%	)	1.331	1.394	(5%	)

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The results of operations and financial position of all Canadian and most European operations are translated into U.S. dollars using the exchange rates shown in the preceding table. The changes in these foreign exchange rates impacted the reported U.S. dollar amounts of the Company's revenues, expenses, income, assets and liabilities. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

SIGNIFICANT MATTERS

MEC Chapter 11 Filing and Process

On March 5, 2009 (the "Petition Date"), MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada.

At the Petition Date, MEC owed $371.7 million to a wholly-owned subsidiary of MID (the "MID Lender") under various loan facilities (see "REAL ESTATE BUSINESS — Loans Receivable from MEC"). In addition, the Company owned approximately 54% of MEC's total equity, representing approximately 96% of the total votes attached to MEC's outstanding stock.

Under Chapter 11, the Debtors are operating as "debtors-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. In general, the Debtors are authorized under Chapter 11 to continue to operate as an ongoing business, but may not engage in transactions outside the ordinary course of business without the prior approval of the Court.

The filing of the Chapter 11 petitions constituted an event of default under certain of MEC's debt obligations, including those with the MID Lender, and those debt obligations became automatically and immediately due and payable. However, subject to certain exceptions under the Bankruptcy Code, the Debtors' Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date. The Company has not guaranteed any of MEC's debt obligations or other commitments.

Under the priority scheme established by the Bankruptcy Code, unless creditors agree to different treatment, allowed pre-petition claims and allowed post-petition expenses must be satisfied in full before stockholders are entitled to receive any distribution or retain any property in a Chapter 11 proceeding. MEC's Class A Subordinate Voting Stock ("MEC Class A Stock") was delisted from the Toronto Stock Exchange effective at the close of market on April 1, 2009 and from the Nasdaq Stock Market effective at the opening of business on April 6, 2009. The ultimate recovery to MID, as a stockholder of MEC, if any, in the Debtors' Chapter 11 proceedings will likely not be determined until confirmation of a plan of reorganization for MEC. In this regard, however, such a plan is likely to result in MID not receiving any value for its existing MEC stock and in the cancellation of such stock.

Furthermore, no assurance can be given as to the treatment the MID Lender's claims will receive in the Debtors' Chapter 11 proceedings, although, as a general matter, secured creditors are entitled to priority over unsecured creditors to the extent of the value of the collateral securing such claims. Subject to the uncertainties of MEC's Chapter 11 process, MID management believes that the MID Lender's claims are adequately secured and therefore has no reason to believe that the amount of the MEC loan facilities with the MID Lender is impaired.

DIP Loan

In connection with the Debtors' Chapter 11 filing, MID (through the MID Lender) is providing to MEC a secured debtor-in-possession financing facility (the "DIP Loan") of up to $38.4 million (see "REAL ESTATE BUSINESS — Loans Receivable from MEC — DIP Loan" for further details of the DIP Loan).

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MEC Asset Sales

MEC filed for Chapter 11 protection in order to implement a comprehensive financial restructuring and conduct an orderly sales process for its assets.

On the Petition Date, MID entered into an agreement with MEC, subject to Court approval, to purchase MEC's relevant interests associated with the following assets (the "Stalking Horse Bid"): Golden Gate Fields; Gulfstream Park, including MEC's joint venture interest in The Village at Gulfstream Park™; Palm Meadows Training Center and related excess lands; Lone Star Park; AmTote International, Inc.; XpressBet®; and a holdback note associated with MEC's sale of The Meadows in 2006. MID's aggregate offer price for these assets was approximately $195.0 million, with $136.0 million to be satisfied through a credit bid of the MID Lender's existing loans to MEC (see "REAL ESTATE BUSINESS — Loans Receivable from MEC"), $44.0 million in cash and $15.0 million through the assumption of a capital lease. However, on April 20, 2009, in response to objections raised by a number of parties in the MEC Chapter 11 process and with the intent of expediting that process, MID and MEC terminated the Stalking Horse Bid.

Following a hearing on May 4, 2009, the Court approved, subject to entry of a final order, an order confirming the bid procedures for MEC's interests associated with the following assets (the "Bid Procedures Assets"): Santa Anita Park (including MEC's joint venture interest in the Shops at Santa Anita); Remington Park; Lone Star Park; Thistledown; Portland Meadows; StreuFex™; vacant lands located in Ocala, Florida; and vacant lands located in Dixon, California. MID has stated that it does not intend to submit a bid for any of the Bid Procedures Assets; provided, however, that MID intends to preserve the value of its secured loans to MEC and will take all available steps to prevent fire sales of the Bid Procedures Assets.

MEC has advised the Court that it is continuing to explore all alternatives with respect to its remaining assets, and although the Stalking Horse Bid has been terminated, MID will continue to evaluate whether to bid on MEC assets during the course of MEC's Chapter 11 sales process.

Post-Chapter 11 Operations; Forbearance Agreement

If MID acquires any non-racing real estate assets from MEC in the Chapter 11 auction process, MID would retain and develop these assets. Any horseracing or gaming assets acquired by MID would be segregated from MID's real estate business and held in one or more new wholly-owned subsidiaries of MID ("RaceCo"). Any racing real estate assets acquired by MID would be leased to RaceCo under commercial terms on a triple-net basis.

On closing of any asset purchases, MID would execute a forbearance agreement providing that, without the prior approval of a majority of the votes of minority holders of MID Class A Shares, MID would not (a) make any further debt or equity investment in, or otherwise give financial assistance to, RaceCo or (b) enter into any transactions with, or provide any services or personnel to, RaceCo, except for (i) the triple-net leases referred to above and (ii) limited administrative and office services. MID would also agree not to enter into any transactions in the horseracing or gaming business except through RaceCo.

By December 31, 2011, MID would either (a) if RaceCo were pro forma profitable and self-sustaining, sell it or spin it off to its shareholders, or (b) otherwise, cease racing and gaming operations at RaceCo and either sell or develop all of RaceCo's remaining assets.

Deconsolidation of MEC

As a result of the MEC Chapter 11 filing, the Company has concluded that, under generally accepted accounting principles ("GAAP"), it ceased to have the ability to exert control over MEC on or about the Petition Date. Accordingly, the Company's investment in MEC has been deconsolidated from the Company's results beginning on the Petition Date.

GAAP requires the carrying values of any investment in, and amounts due from, a deconsolidated subsidiary to be adjusted to their fair value at the date of deconsolidation. In light of the significant uncertainty as to whether MEC shareholders, including MID, will receive any recovery following MEC's reorganization, the carrying value of MID's equity investment in MEC has been reduced to zero. Although, subject to the uncertainties of MEC's Chapter 11 process, MID management believes that the MID Lender's claims are

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adequately secured and therefore has no reason to believe that the amount of the MEC loan facilities with the MID Lender is impaired, a reduction in the carrying values of the MEC loan facilities (see "REAL ESTATE BUSINESS — Loans Receivable from MEC") at the Petition Date was required under GAAP, reflecting the fact that certain of the MEC loan facilities bear interest at a fixed rate of 10.5% per annum, which is not considered to be reflective of the market rate of interest that would have been used had such facilities been established on the Petition Date. The fair value of the loans receivable from MEC was determined at the Petition Date based on the estimated future cash flows of the MEC loan facilities being discounted to the Petition Date using a discount rate equal to the London Interbank Offered Rate ("LIBOR") plus 12.0%. The discount rate is equal to the interest rate charged on the DIP Loan that was implemented as of the Petition Date, and therefore is considered to approximate a reasonable market interest rate for the MEC loan facilities for this purpose. Accordingly, upon deconsolidation of MEC, the Real Estate Business reduced its carrying values of the MEC loan facilities by $0.5 million (net of derecognizing $1.9 million of unamortized deferred arrangement fees at the Petition Date). As a result, the adjusted aggregate carrying value of the MEC loan facilities at the Petition Date was $2.4 million less than the aggregate face value of the MEC loan facilities. The adjusted carrying values will accrete up to the face value of the MEC loan facilities over the estimated period of time before the loans will be repaid, with such accretion being recognized in "interest and other income from MEC" on the Company's consolidated statement of income (loss).

Prior to the Petition Date, MEC's results are consolidated with the Company's results, with outside ownership accounted for as a noncontrolling interest. MEC's net assets and equity components included in the Company's consolidated balance sheet at the Petition Date were reversed upon deconsolidation of MEC.

Upon deconsolidation of MEC, the Company recorded a $46.7 million reduction to the carrying values of its investment in, and amounts due from, MEC, which is included in the Company's statement of income (loss) for the three months ended March 31, 2009.

Prior to the Petition Date, the Company's operations were segmented between wholly-owned operations (the "Real Estate Business") and publicly-traded operations ("MEC"). The segregation of operations between wholly-owned and publicly-traded recognized the fact that, in the case of the Real Estate Business, the Board and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management.

Subsequent to the Petition Date, the Company manages and evaluates its operations as a single "Real Estate Business" reporting segment, rather than multiple reporting segments, for internal purposes and for internal decision making.

The Company's consolidated statements of income (loss), consolidated statements of cash flows and consolidated balance sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and, for the period prior to the Petition Date, MEC. The deconsolidation of MEC affects virtually all of the Company's reported revenue, expense, asset and liability balances, thus significantly limiting the comparability from period to period of the Company's consolidated statements of income (loss), consolidated statements of cash flows and consolidated balance sheets. As a result, except for the sections entitled "ADOPTION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES" and "SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)", the remaining content of this MD&A focuses solely on the operating results, financial condition, cash flows and liquidity of the Real Estate Business.

Termination of November 2008 Reorganization Proposal

On November 26, 2008, MID announced that the MID Special Committee had recommended, and the Board had approved, holding a vote of MID shareholders on a reorganization proposal developed by MID management (the "November 2008 Reorganization Proposal"). The principal components of the November 2008 Reorganization Proposal are set out in MID's press release dated November 26, 2008, which can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

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As a result of, among other things, current global economic conditions, the continued disruptions in the financial markets and ongoing uncertainty in the automotive industry (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy"), MID determined that it was unlikely that it would be able to arrange the new debt financing associated with the November 2008 Reorganization Proposal, nor would it be prudent to raise the new debt until such time as the ongoing uncertainty in the automotive industry has been resolved. As a result, on February 18, 2009, MID announced that it was not proceeding with the November 2008 Reorganization Proposal.

ADOPTION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

In April 2008, the Canadian Accounting Standards Board confirmed the transition from GAAP in Canada ("Canadian GAAP") to International Financial Reporting Standards ("IFRS") for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, during the third and fourth quarters of 2008, management undertook a detailed review of the implications of MID having to report under IFRS and also examined the alternative available to MID of filing its primary financial statements in Canada using United States GAAP ("U.S. GAAP"), as permitted by the Canadian Securities Administrators' National Instrument 52-107, "Acceptable Accounting Principles, Auditing Standards and Reporting Currency", given that MID is a Foreign Private Issuer in the United States.

In carrying out this evaluation, management considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on the Company's reported results and key performance indicators, (ii) the reporting standards expected to be used by many of the Company's industry comparables, (iii) the financial reporting needs of the Company's market participants, including shareholders, lenders, rating agencies and market analysts, and (iv) the current reporting standards in use by, and local reporting needs of, MID's material foreign subsidiaries.

As a result of this analysis, management recommended and the Board determined that MID should adopt U.S. GAAP as its primary basis of financial reporting commencing January 1, 2009 on a retrospective basis. All comparative financial information contained in this MD&A and the unaudited interim consolidated financial statements for the three months ended March 31, 2008 have been revised to reflect the Company's results as if they had been historically reported in accordance with U.S. GAAP.

The adoption of U.S. GAAP has the following significant effects on the financial reports of MID, the impact of which vary from period to period:

•
Under Canadian GAAP, a portion of the face value of MEC's convertible subordinated notes (the "MEC Notes") attributable to the value of the conversion feature at inception is recorded as part of the noncontrolling interest in MEC, rather than as a liability. The remaining value of the MEC Notes at inception is accreted up to their face value on an effective yield basis over the term of the Notes, with the accretion amount being included in MEC's net interest expense. Under U.S. GAAP, the MEC Notes are recorded entirely as debt, resulting in lower net interest expense than under Canadian GAAP.

•
Gains (net of income taxes and the portion attributable to the noncontrolling interest) on certain MEC asset sales to related parties were included in income under Canadian GAAP but must be treated as a contribution of equity under U.S. GAAP, with such amount added to contributed surplus.

•
The assets and liabilities of the Company's self-sustaining operations having a functional currency other than the U.S. dollar are translated into the Company's U.S. dollar reporting currency using the exchange rate in effect at the end of each reporting period. Revenues and expenses of such operations are translated at the average rate during the period. Unrealized foreign exchange gains or losses on translation of the Company's net investment in these operations ("Investment Translation Gains or Losses") are recognized as a component of "other comprehensive income (loss)" and are included in the "accumulated other comprehensive income" component of shareholders' equity. Under Canadian GAAP, the appropriate amounts of the Investment Translation Gains or Losses are reflected in income when there is a reduction as a result of capital transactions in the Company's net investment in the operations that gave rise to such exchange gains and losses. Under U.S. GAAP, the appropriate amounts of Investment Translation Gains or Losses are only reflected in income when there is a sale or partial sale of the Company's investment in these operations or upon a complete or substantially complete liquidation of the investment.

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•
Under both Canadian and U.S. GAAP, certain carrying costs incurred in relation to real estate property held for development are permitted to be capitalized as part of the cost of such property while being held for development. However, U.S. GAAP is more restrictive than Canadian GAAP in relation to the necessary criteria required to capitalize such costs. As a result, certain carrying costs that may be capitalized under Canadian GAAP are not permitted to be capitalized under U.S. GAAP.

The adoption of U.S. GAAP did not have a material change on the Company's accounting policies or current debt covenants, nor did such adoption require significant changes to the Company's existing internal controls over financial reporting and disclosure controls and procedures, or information and data systems. A summary of the impact of adopting U.S. GAAP on the Company's consolidated results of operations for the three-month periods ended March 31, 2009 and 2008 and financial position as at March 31, 2009 and December 31, 2008 is as follows:

(in millions, except per share information)	U.S. GAAP	Canadian GAAP
Consolidated net income (loss) attributable to MID for the three months ended March 31,
— 2009(1)	$(28.8)	$(19.4)
— 2008	$6.9	$6.6
Consolidated diluted earnings (loss) per share attributable to MID for the three months ended March 31,
— 2009(1)	$(0.62)	$(0.41)
— 2008	$0.15	$0.14
Consolidated equity as at March 31, 2009	$1,536.0	$1,538.6
Consolidated equity as at December 31, 2008	$1,646.2	$1,653.9

(1)
Net loss attributable to MID for the three months ended March 31, 2009 is $9.4 million higher under U.S. GAAP than under Canadian GAAP, due to the reduction to the carrying value of MID's investment in MEC upon deconsolidation of MEC (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Process — Deconsolidation of MEC") being higher under U.S. GAAP.

The discussion in this MD&A is based on the Company's results of operations as reported under U.S. GAAP for all periods. Other than as discussed above, there were no material differences between the Company's results of operations reported under U.S. GAAP and the results that would have otherwise been reported under Canadian GAAP. For further details of all differences between U.S. and Canadian GAAP impacting the Company and a reconciliation of the Company's results of operations for the three-month periods ended March 31, 2009 and 2008 and financial position as at March 31, 2009 and December 31, 2008 from U.S. GAAP to Canadian GAAP, see note 21 to the unaudited interim consolidated financial statements.

REAL ESTATE BUSINESS

We are the successor to Magna's real estate division, which prior to our spin-off was organized as an autonomous business unit within Magna. The primary objective of the Real Estate Business is to increase cash flow from operations, net income and the value of our assets in order to maximize the return on shareholders' equity over the long term. Our real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale (see "REAL ESTATE BUSINESS — Real Estate Assets").

Subject to the significant decline in the level of business received from Magna over the past four years as discussed under "Our Relationship with Magna" below, as well as the recent intensified downturn in the global real estate markets, we intend to continue to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties both with the Magna group and, potentially, with third parties. In addition, we intend to use our development expertise and financial flexibility to diversify our business by engaging in the development of mixed-use and residential projects on lands we own and may acquire, including lands from MEC.

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Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. The Real Estate Business holds a global portfolio of 105 income-producing industrial and commercial properties located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. This portfolio of income-producing properties represents 27.3 million square feet of leaseable area with a net book value of approximately $1.1 billion at March 31, 2009. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

The Real Estate Business also owns approximately 1,400 acres of land held for future development (see "REAL ESTATE BUSINESS — Real Estate Assets — Properties Held for Development").

Business and Operations of Magna, Our Principal Tenant

Magna and its subsidiaries are the tenants of all but 12 of the Real Estate Business' income-producing properties. Magna is the most diversified global automotive supplier. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems and complete vehicle engineering and assembly.

The terms of the Real Estate Business' lease arrangements with Magna generally provide for the following:

•
leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
tenant's right of first refusal on sale of property.

Our Relationship with Magna

The Magna group contributes approximately 98% of the rental revenues of our Real Estate Business and Magna continues to be our principal tenant. Our income-producing property portfolio has grown from 75 properties totalling approximately 12.4 million square feet at the end of 1998 to 105 properties totalling approximately 27.3 million square feet of leaseable area at March 31, 2009. Between the end of 1998 and the end of 2008, the total leaseable area of our income-producing property portfolio has increased by approximately 14.9 million square feet (net of dispositions), representing a ten-year compound annual growth rate of 8%.

The level of business MID has received from Magna has declined significantly over the past four years. This decline is primarily due to: pressures in the automotive industry (primarily in North America, although now spreading globally) and Magna's plant rationalization strategy, which have resulted in the closing of a number of manufacturing facilities in high cost countries; and uncertainty over MID's ownership structure and strategic direction due largely to the ongoing disputes between the Company and one of its shareholders, Greenlight Capital Inc. ("Greenlight"). Although MID continues to explore alternatives to re-establish a strong and active relationship with Magna, and although Greenlight's appeal of the October 2006 decision dismissing Greenlight's oppression application (the "Greenlight Litigation") was dismissed in July 2008, these factors may translate into a more permanent reduction in the quantum of business that MID receives from Magna. Our income-producing property portfolio decreased from 109 properties at the end of 2006 to 105 properties at March 31, 2009 and we have incurred a net reduction in total leaseable area of approximately 0.2 million square feet since the end of 2006. Between the end of 2004 and the end of 2008, the total leaseable area of our income-producing property portfolio grew at a compound annual growth rate of approximately 1.6%.

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Pressures in the Automotive Industry and Magna Plant Rationalization Strategy

2008 was a difficult year for the global automotive industry, with global economic conditions, including weakening economies and a severe credit crisis, affecting every major automotive market in the second half of 2008. This led to the first annual decline in global automotive sales and production in several years. Furthermore, Magna has stated that, while 2008 was a difficult year for the automotive industry, it expects 2009 to be even worse. As a result, Magna's financial results have been (and Magna predicts at least in the short-term will continue to be) negatively impacted, especially as a result of declines in production and pricing pressures in North America and Western Europe. The first quarter of 2009 was among the most difficult periods in the history of Magna due to exceptionally low production volumes for Magna's customers.

Given the concentration of our rental portfolio with the Magna group, a number of trends that have had a significant impact on the global automotive industry in recent years have also had an impact on the Real Estate Business. These trends, many of which considerably intensified over the course of 2008 and the first quarter of 2009 as a result of negative economic developments, falling consumer confidence and other related factors, include:

•
declining global light vehicle production volumes and sales levels;

•
the restructuring of the global automotive industry, including the recent insolvency of Chrysler, and the growing risk of insolvency proceedings relating to other original equipment manufacturers ("OEMs");

•
significant government financial intervention in the global automotive and financial services industries;

•
the accelerated deterioration of the financial condition of the automotive supply base and the corresponding increase in Magna's operational and financial exposure as many of these suppliers could become bankrupt, insolvent or cease operations;

•
the continued exertion of significant pricing pressure by OEMs;

•
increasing governmental intervention in the global automotive industry, particularly fuel economy and emissions regulations;

•
increasing government incentives and consumer demand for more fuel-efficient and environmentally-friendly vehicles with alternative-energy fuel systems and additional safety features;

•
the growth of the automotive industry in China, Thailand, India, Russia, Brazil and other low cost countries, and the migration of component and vehicle design, development, engineering and manufacturing to certain of these lower cost countries;

•
the growth of the A to D vehicle segments (micro to mid-size cars), particularly in emerging markets; and

•
the continued consolidation of vehicle platforms.

Magna has stated that as both Chrysler and General Motors are significant customers, their respective restructurings could have a material negative impact on Magna's financial position and operations.

These trends and the competitive and difficult environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand. Magna has disclosed that it anticipates North American and Western European vehicle production to continue to decline in 2009 and that it expects to take additional steps to offset the production declines and capacity reductions, which might include closing additional facilities and growing its manufacturing presence in new markets where MID to date has not had a significant presence.

At December 31, 2008 and the date of this MD&A, Magna's rationalization strategy includes eight facilities under lease from the Company — three in Canada and five in the United States. At March 31, 2009, these eight properties have an aggregate net book value of $34.7 million and represent 1.2 million square feet of leaseable area with annualized lease payments of approximately $4.7 million, representing 2.9% of MID's annualized lease payments. The weighted average lease term to expiry (based on leaseable area) of these properties at March 31, 2009, disregarding renewal options, is approximately 6.2 years.

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MID management expects that the global automotive industry downturn and challenging economic conditions may result in a broadening of Magna's plant rationalization strategy to include additional MID facilities. Magna continues to be bound by the terms of the lease agreements for these eight properties regardless of its plant rationalization strategy. However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including potentially releasing Magna from its obligation to continue to pay rent under the leases of the eight properties currently included in, and any additional leases that may become subject to, the Magna plant rationalization strategy, under certain circumstances.

Summary Results

	Three Months Ended March 31,
(in millions, except per share information)	2009	2008	Change
Total revenues	$53.8	$54.0	—
Rental revenues	$40.4	$45.9	(12%	)
Interest and other income from MEC(1)	$13.4	$8.1	66%
Net income(2)	$25.2	$30.9	(19%	)
Funds from operations ("FFO")(3)	$34.9	$41.9	(17%	)
Diluted FFO per share(3)	$0.75	$0.90	(17%	)

	As at
(in millions, except number of properties)	March 31, 2009	December 31, 2008	Change
Number of income-producing properties	105	105	—
Leaseable area (sq. ft.)	27.3	27.3	—
Annualized lease payments ("ALP")(3)	$163.4	$167.7	(3%	)
Income-producing property, gross book value ("IPP")	$1,501.5	$1,542.3	(3%	)
ALP as percentage of IPP	10.9%	10.9%

(1)
Prior to the Petition Date, interest and other income from MEC is eliminated from the Company's consolidated results of operations. $3.8 million of interest and other income from MEC subsequent to the Petition Date is included in the Company's consolidated results of operations for the three months ended March 31, 2009.

(2)
Refer to footnote 4 under "SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)".

(3)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under GAAP and therefore may not be comparable to similar measures presented by other companies. In conjunction with the Company's adoption of U.S. GAAP as its primary basis of financial reporting (see "ADOPTION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES"), the Company has adopted the definition of FFO prescribed in the United States by the National Association of Real Estate Investment Trusts® ("NAREIT") effective January 1, 2009 on a retrospective basis. The Company previously determined FFO using the definition prescribed in Canada by the Real Property Association of Canada ("REALpac"). FFO, FFO per share and diluted FFO per share for all periods presented in this MD&A have been determined in accordance with the definition prescribed by NAREIT. For further details of the change in definition of FFO and a reconciliation of FFO to net income, see "REAL ESTATE BUSINESS — Results of Operations — Funds From Operations".

(4)
Annualized lease payments represent the total annual rent of the Real Estate Business assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the reporting period (see "GENERAL — Foreign Currencies").

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Results of Operations

Rental Revenue

Rental revenue, three months ended March 31, 2008	$45.9
Contractual rent increases	0.7
Completed projects on-stream	0.3
Vacancies of income-producing properties	(0.4)
Renewals and re-leasing of income-producing properties	(0.2)
Effect of changes in foreign currency exchange rates	(5.6)
Straight-line rent adjustment	(0.1)
Other	(0.2)

Rental revenue, three months ended March 31, 2009	$40.4

The $0.7 million increase in revenue from contractual rent adjustments includes (i) $0.3 million from cumulative CPI-based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2008 and 2009 on properties representing 3.0 million square feet of leaseable area, (ii) $0.1 million from annual CPI-based increases implemented in 2009 on properties representing 5.6 million square feet of leaseable area and (iii) $0.3 million from fixed contractual adjustments on properties representing 3.5 million square feet of leaseable area.

The completion of seven Magna-related expansion projects and one third-party expansion project in 2008 added an aggregate of 154 thousand square feet of leaseable area and increased revenue by $0.3 million over the prior year period.

Four properties became vacant or partially vacant in 2008 upon the expiry of the lease agreements pertaining to 471 thousand square feet of aggregate leaseable area, resulting in a $0.3 million reduction in revenue.

In conjunction with Magna's plant rationalization strategy (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy"), the Real Estate Business terminated a lease with Magna in 2008 for 39 thousand square feet of leasable area. This property was subsequently re-leased to a third party for ten years with an initial seven-month rent-free period, which ended in November 2008. The vacancy and re-leasing of this property resulted in a $0.1 million reduction and $0.1 million increase, respectively, in revenues.

In the fourth quarter of 2008, the Real Estate Business leased to a third party an 84 thousand square foot facility that had previously been classified as held for sale, resulting in an additional $0.1 million of revenue in the first quarter of 2009 compared to the prior year period.

The renewal of two leases of Magna properties in 2008, representing an aggregate of 447 thousand square feet of leaseable area, resulted in a $0.4 million reduction in revenues in the first quarter of 2009 compared to the prior year period. This decrease was driven by (i) the renewal of a lease for an 89 thousand square foot office building in Michigan at the end of the second quarter of 2008 based on fair market rent, which was lower than the annual rent under the expired lease, resulting in a $0.3 million reduction in revenue and (ii) a $0.1 million reduction in connection with the renewal of the lease, at a lower fair market rent than the expiring lease rate, for a 358 thousand square foot facility in Austria.

At March 3, 2009, approximately 74% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (primarily the euro and Canadian dollar). Foreign exchange had a $5.6 million negative impact on reported rental revenues, as the U.S. dollar strengthened against all foreign currencies (primarily the Canadian dollar and the euro) in which the Real Estate Business operates.

Interest and Other Income from MEC

Interest and other income from MEC, which represents the interest and fees earned in relation to loan facilities between the MID Lender and MEC, increased from $8.1 million in the first quarter of 2008 to $13.4 million in the first quarter of 2009. The increase is primarily due to (i) $2.1 million of interest and fees earned under a loan

16    MI Developments Inc.      2009

established in November 2008 (the "MEC 2008 Loan"), (ii) a $2.1 million increase in interest and fees earned from a bridge loan established in September 2007 (the "2007 MEC Bridge Loan") as a result of the increased level of borrowings and arrangement fees incurred, (iii) a $0.8 million increase in arrangement fees recognized under the Gulfstream Park project financing and (iv) $0.3 million of accretion of the fair value adjustment recorded upon the deconsolidation of MEC (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Process — Deconsolidation of MEC"). For further details of these loan facilities, see "REAL ESTATE BUSINESS — Loans Receivable from MEC".

General and Administrative Expenses

General and administrative expenses increased to $11.9 million for the first quarter of 2009 from $4.6 million in the prior year period. The increase over the prior year period is primarily due to $7.0 million of advisory and other costs incurred in the first quarter of 2009 in connection with the November 2008 Reorganization Proposal and MID's involvement in MEC's Chapter 11 process (including the Stalking Horse Bid and the DIP Loan — see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Process").

The Company expects to increase its commitment to supporting charitable causes. In this regard, the Board has set an annual target for such donations of approximately 2% of the rolling five-year average of the Company's pre-tax income.

Foreign Exchange Losses

The Real Estate Business recognized net foreign exchange losses of $0.2 million in each of the three-month periods ended March 31, 2009 and 2008. The drivers of such net losses are primarily (i) the re-measurement of certain net current and future tax balances of MID subsidiaries having a functional currency other than that in which income taxes are required to be paid and (ii) the re-measurement of U.S. dollar denominated net liabilities held within MID's corporate entity, which has a Canadian functional currency.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased 12% to $9.8 million in the first quarter of 2009 compared to $11.0 million in the prior year period, primarily due to the impact of foreign exchange (see "GENERAL — Foreign Currencies").

Interest Expense, Net

Net interest expense was $3.0 million in the first quarter of 2009 ($3.2 million of interest expense less $0.2 million of interest income) compared to $2.8 million in the prior year period ($4.2 million of interest expense less $1.4 million of interest income). The $1.2 million reduction in interest income is due primarily to the Real Estate Business having less cash available for short-term investment as a result of increased amounts outstanding under the financing arrangements with MEC and a general reduction in the interest rates available on short-term investments. Interest expense decreased by $1.2 million, primarily due to foreign exchange as the Company's senior unsecured debentures (the "Debentures") are denominated in Canadian dollars.

Other Gains

During the first quarter of 2008, the Real Estate Business and Magna agreed to terminate the lease on a property in Canada. In conjunction with the lease termination, Magna agreed to pay the Company a fee of $3.9 million, which amount was recognized by the Real Estate Business in "other gains".

Income Taxes

The Real Estate Business' income tax expense for the first quarter of 2009 was $3.3 million, representing an effective tax rate of 11.5%, compared to an effective tax rate for the first quarter of 2008 of 21.4%. Excluding the $7.0 million of costs associated with the November 2008 Reorganization Proposal and MID's involvement in MEC's Chapter 11 process, the $3.9 million lease termination fee in the first quarter of 2008 and the related tax impact of both items, the Real Estate Business' effective tax rate was 15.9% in the first quarter of 2009 compared to 20.1% for the first quarter of 2008. As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country. This 4.2% reduction in the adjusted effective tax rate is primarily due to changes in the mix of taxable income earned in the various countries in which the Real Estate Business operates.

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Net Income

Net income of $25.2 million for the first quarter of 2009 decreased by 19% compared to net income of $30.9 million in the prior year period. The $5.7 million decrease is due to a $0.2 million reduction in revenues, increases of $7.4 million in general and administrative expenses and $0.2 million in net interest expense, the $0.5 million adjustment to the carrying values of the MEC loan facilities on deconsolidation of MEC (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Process — Deconsolidation of MEC") and $3.9 million of other gains in the prior year period. These reductions to net income were partially offset by reductions of $1.3 million in depreciation and amortization and $5.2 million in income tax expense.

Funds From Operations

	Three Months Ended March 31,
(in thousands, except per share information)	2009	2008	Change
Net income	$25,161	$30,888	(19%	)
Add back depreciation and amortization	9,766	11,047	(12%	)

Funds from operations	$34,927	$41,935	(17%	)

Basic and diluted funds from operations per share	$0.75	$0.90	(17%	)

Basic and diluted number of shares outstanding (thousands)	46,708	46,708

In conjunction with the Company's adoption of U.S. GAAP as its primary basis of financial reporting (see "ADOPTION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES"), the Company has adopted the definition of FFO prescribed in the United States by the NAREIT effective January 1, 2009 on a retrospective basis. The Company previously determined FFO using the definition prescribed in Canada by REALpac. Under the definition of FFO prescribed by NAREIT, the impact of future income taxes and asset impairments are included in the calculation of FFO whereas such amounts are excluded in the definition of FFO prescribed by REALpac.

The $7.0 million reduction in FFO compared to the prior year period is due to a $0.2 million reduction in revenues, increases of $7.4 million in general and administrative expenses and $0.2 million in net interest expense, the $0.5 million adjustment to the carrying values of the MEC loan facilities on deconsolidation of MEC (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Process — Deconsolidation of MEC") and $3.9 million of other gains in the prior year period. These reductions to FFO were partially offset by a $5.2 million reduction in income tax expense.

Quarterly FFO and diluted FFO per share figures are shown below for the last eight quarters (in thousands, except per share information):

	Q2'07	Q3'07	Q4'07	Q1'08	Q2'08	Q3'08	Q4'08	Q1'09
FFO(1)	$30,576	$37,675	$41,227	$41,935	$37,606	$53,618	$42,432	$34,927
Diluted FFO per share(1)	$0.63	$0.78	$0.87	$0.90	$0.80	$1.15	$0.91	$0.75
Diluted shares outstanding	48,419	48,332	47,249	46,708	46,708	46,708	46,708	46,708

(1)
Refer to footnote 4 under "SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)".

Annualized Lease Payments

Annualized lease payments, as at December 31, 2008	$167.7
Contractual rent adjustments	0.4
Vacancies of income-producing properties	(0.3)
Effect of changes in foreign currency exchange rates	(4.5)
Other	0.1

Annualized lease payments, as at March 31, 2009	$163.4

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Annualized lease payments represent the total annual rent of the Real Estate Business assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the reporting period (see "GENERAL — Foreign Currencies").

During the first quarter of 2009, annualized lease payments decreased by $4.3 million, or 3%, from $167.7 million at December 31, 2008 to $163.4 million at March 31, 2009. The strengthening of the U.S. dollar against the foreign currencies in which the Real Estate Business operates (primarily the euro and the Canadian dollar) led to a $4.5 million reduction in annualized lease payments, while the vacancy of a 58 thousand square foot facility by a non-Magna tenant at the end of the first quarter of 2009 also reduced annualized lease payments by $0.3 million.

Partially offsetting these negative contributions was a $0.4 million increase in annualized lease payments from contractual rent adjustments, including $0.3 million from CPI-based increases on properties representing 6.4 million square feet of leaseable area and $0.1 million from fixed contractual adjustments on a property representing 0.2 million square feet of leaseable area.

The annualized lease payments by currency at March 31, 2009 and December 31, 2008 were as follows:

	March 31, 2009		December 31, 2008
euro	$70.1	43%	$73.4	44%
Canadian dollar	48.9	30	49.8	30
U.S. dollar	42.9	26	42.9	25
Other	1.5	1	1.6	1

	$163.4	100%	$167.7	100%

Cash Flows

Operating Activities

The Real Estate Business generated cash flow from operations before changes in non-cash balances of $28.2 million in the first quarter of 2009 compared to $43.0 million in the prior year period. The reduction is due to a $5.7 million reduction in net income and a $9.0 million decrease in the net loss from non-cash items (see note 17 to the unaudited interim consolidated financial statements).

Changes in non-cash balances generated $2.9 million of cash in the first quarter of 2009 compared to $4.7 million of cash generated in the prior year period (see note 17 to the unaudited interim consolidated financial statements).

Investing Activities

During the first quarter of 2009, the Real Estate Business, through the MID Lender, advanced $69.1 million to MEC and certain of its subsidiaries under the 2008 MEC Loan and the DIP Loan (see "REAL ESTATE BUSINESS — Loans Receivable from MEC"). The Real Estate Business also spent $2.3 million on real estate property expenditures and $0.6 million on other asset additions. These cash outflows were partially offset by $30.9 million of repayments under the 2008 MEC Loan and the MEC Project Financing Facilities.

Financing Activities

During the first quarter of 2009, the Real Estate Business repaid $3.2 million of long-term debt, primarily representing the full repayment at maturity of one of the two mortgages on the Real Estate Business' income-producing properties.

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Real Estate Assets

The Real Estate Business' real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale.

The net book values of the Real Estate Business' real estate assets are as follows:

	March 31, 2009	December 31, 2008
Income-producing real estate properties	$1,146.5	$1,186.9
Properties held for development	157.0	209.2
Properties under development	0.9	1.2
Properties held for sale	0.5	0.5

Real estate properties, net	$1,304.9	$1,397.8

Income-Producing Properties

At March 31, 2009, the Real Estate Business had 105 income-producing properties, representing 27.3 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants strategically located and used by Magna primarily to provide automotive parts and modules to the world's manufacturers of cars and light trucks for their assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of income-producing properties, including the head offices of Magna in Canada and Austria.

The book value of the income-producing portfolio by country as at March 31, 2009 was as follows:

	Book Value	Percent of Total
Canada	$354.2	31%
Austria	340.7	30
U.S.	233.6	20
Germany	116.4	10
Mexico	72.0	6
Other countries	29.6	3

	$1,146.5	100%

Properties Held for Development

Properties held for development consist of (i) lands held for future industrial expansion, (ii) lands that were originally banked for industrial use but for which the current industrial use is not the highest and best use and (iii) development lands acquired previously from MEC in 2007 and for which the Real Estate Business is seeking planning and zoning changes in order to develop mixed-use and residential projects. The Real Estate Business had approximately 1,400 acres of land held for development at March 31, 2009 and December 31, 2008, including approximately 900 acres in the U.S., 300 acres in Canada, 100 acres in Mexico and 100 acres in Europe. Properties held for development are intended to be rezoned, developed and/or redeveloped over the medium — or long-term for the Company's account or with joint venture partners.

During 2007, MID acquired all of MEC's interests and rights in four real estate properties to be held for future development: a 34-acre parcel in Aurora, Ontario; a 64-acre parcel of excess land adjacent to MEC's racetrack at Laurel Park in Howard County, Maryland; a 157-acre parcel (together with certain development rights) in Palm Beach County, Florida adjacent to MEC's Palm Meadows Training Center; and a 205-acre parcel of land located in Bonsall, California. Prior to the Petition Date (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Process"), the Real Estate Business had recorded the cost of the lands acquired from MEC at the exchange amount of the consideration paid (including transaction costs) and the excess of such exchange amount over MEC's carrying values of such properties was eliminated in determining the consolidated carrying values of such properties. Subsequent to the Petition Date, such excess amount of $50.5 million has been netted against the Real Estate Business' carrying values of such properties.

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MID currently intends to develop the Aurora, Palm Beach County and Bonsall properties for residential and commercial uses and the Howard County property for mixed-use, including office, retail and residential. Approvals are well-advanced for a 288 unit residential development in Palm Beach County, Florida. Significant progress has also been made in the mixed use rezoning of the Howard County lands in Maryland and MID intends to request preliminary site plan approval before the end of 2009. The property in Bonsall, California currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by MEC. MID has agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary development entitlements and other approvals. The lease terminates on June 6, 2010, subject to early termination by either party on four months written notice. The San Diego County general plan covering the Bonsall lands is expected to accommodate MID's residential development plans.

Properties Under Development

At March 31, 2009, the Real Estate Business had one minor project under development in Canada. The total anticipated cost of this project is approximately $1.8 million, of which $0.9 million had been incurred at March 31, 2009.

Loans Receivable from MEC

MEC Bridge Loan

On September 13, 2007, MID announced that the MID Lender had agreed to provide the 2007 MEC Bridge Loan of up to $80.0 million (subsequently increased to $125.0 million as discussed below) to MEC through a non-revolving facility. The 2007 MEC Bridge Loan was intended to provide short-term funding to MEC as it sought to implement a debt elimination plan (the "MEC Debt Elimination Plan").

The 2007 MEC Bridge Loan is secured by certain assets of MEC, including first ranking security over the Dixon, Ocala and Thistledown lands, second ranking security over Golden Gate Fields and third ranking security over Santa Anita Park. In addition, the 2007 MEC Bridge Loan is guaranteed by certain MEC subsidiaries and MEC has pledged the shares and all other interests MEC has in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third-party lender).

The 2007 MEC Bridge Loan initially had a maturity date of May 31, 2008 and bore interest at a rate per annum equal to LIBOR plus 10.0% prior to December 31, 2007, at which time the interest rate on outstanding and subsequent advances was increased to LIBOR plus 11.0%. On February 29, 2008, the interest rate on outstanding and subsequent advances under the 2007 MEC Bridge Loan was increased by a further 1.0% (set at 12.5% at March 31, 2009 and December 31, 2008).

During the year ended December 31, 2008, the maximum commitment under the 2007 MEC Bridge Loan was increased from $80.0 million to $125.0 million, MEC was given the ability to re-borrow $26.0 million that had been previously repaid from proceeds of asset sales and MEC was permitted to use up to $3.0 million to fund costs associated with the November 2008 gaming referendum in Maryland. In addition, the maturity date of the 2007 MEC Bridge Loan was extended from May 31, 2008 to March 31, 2009. However, as a result of the November 2008 Reorganization Proposal not proceeding (see "SIGNIFICANT MATTERS — Termination of November 2008 Reorganization Proposal"), the maturity date was accelerated to March 20, 2009. As a result of MEC's Chapter 11 filing on March 5, 2009 (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Process"), the 2007 MEC Bridge Loan was not repaid when due.

On the date MEC filed for Chapter 11 protection, the balance outstanding under the 2007 MEC Bridge Loan was $125.6 million. At March 31, 2009, $126.6 million was outstanding under the fully drawn 2007 MEC Bridge Loan. Interest on the 2007 MEC Bridge Loan accrues during MEC's Chapter 11 process rather than being paid currently in cash.

MEC Project Financings

The MID Lender has made available separate project financing facilities to Gulfstream Park Racing Association, Inc. ("GPRA") and Remington Park, Inc., the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million,

MI Developments Inc.      2009    21

respectively, plus costs and capitalized interest in each case as discussed below (together, the "MEC Project Financing Facilities"). The MEC Project Financing Facilities were established with a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows Training Center. The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park. The Gulfstream Park project financing is guaranteed by MEC's subsidiaries that own and operate the Palm Meadows Training Center and Remington Park and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, the Palm Meadows Training Center and Remington Park and over all other assets of Gulfstream Park, the Palm Meadows Training Center and Remington Park, excluding licences and permits (which cannot be subject to security under applicable legislation).

In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively. Both tranches were established to fund MEC's design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of slot machines. The new tranches of the Gulfstream Park project financing facility both were established with a maturity date of December 31, 2011. Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date. The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility.

In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan, including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan; and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008.

During the year ended December 31, 2008, the deadline for repayment of at least $100.0 million under the Gulfstream Park project financing facility was extended from May 31, 2008 to March 31, 2009. However, as a result of the November 2008 Reorganization Proposal not proceeding (see "SIGNIFICANT MATTERS — Termination of November 2008 Reorganization Proposal"), such maturity date was accelerated to March 20, 2009. As a result of MEC's Chapter 11 filing on March 5, 2009 (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Process"), the repayment of at least $100.0 million under the Gulfstream Park project financing facility was not made when due.

Amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually and require repayment in monthly blended payments of principal and interest based on a 25-year amortization period.

On the date MEC filed for Chapter 11 protection, the balances outstanding under the Gulfstream Park project financing facility and the Remington Park project financing facility were $170.8 million and $22.8 million, respectively. At March 31, 2009, there were balances of $172.1 million and $22.9 million due under the Gulfstream Park project financing facility and the Remington Park project financing facility, respectively.

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During MEC's Chapter 11 process, monthly principal and interest payments under the MEC Project Financing Facilities are stayed and interest accrues rather than being paid currently in cash.

2008 MEC Loan

On November 26, 2008, concurrent with the announcement of the November 2008 Reorganization Proposal (see "SIGNIFICANT MATTERS — Termination of November 2008 Reorganization Proposal"), MID announced that the MID Lender had agreed to provide MEC with the 2008 MEC Loan of up to a maximum commitment of $125.0 million (plus costs and fees). The 2008 MEC Loan bears interest at the rate of LIBOR plus 12.0%, is guaranteed by certain subsidiaries of MEC and is secured by substantially all the assets of MEC (subject to prior encumbrances). The 2008 MEC Loan has been made available through two tranches of a non-revolving facility.

(a)
Tranche 1

  Tranche 1 in the amount of up to $50.0 million (plus costs and fees) may be used by MEC solely to fund (i) operations, (ii) payments of principal or interest and other costs under the 2008 MEC Loan and under other loans provided by the MID Lender to MEC, (iii) mandatory payments of interest in connection with other of MEC's existing debt, (iv) maintenance capital expenditures and (v) capital expenditures required pursuant to the terms of certain of MEC's joint venture arrangements with third parties.

  Tranche 1 had an initial maturity date of March 31, 2009 but as a result of the November 2008 Reorganization Proposal not proceeding, such maturity date was accelerated to March 20, 2009. As a result of MEC's Chapter 11 filing on March 5, 2009 (see "SIGNIFICANT MATTERS — MEC Liquidity, Chapter 11 Filing and Going Concern"), Tranche 1 of the 2008 MEC Loan was not repaid when due.

(b)
Tranche 2

  Tranche 2 in the amount of up to $75.0 million (plus costs and fees) was to be used by MEC solely to fund (i) up to $45.0 million (plus costs and fees) in connection with the application by MEC's subsidiary Laurel Park for a Maryland slots licence and related matters and (ii) up to $30.0 million (plus costs and fees) in connection with the construction of the temporary slots facility at Laurel Park, following receipt of the Maryland slots licence. In addition to being secured by substantially all the assets of MEC, Tranche 2 of the 2008 MEC Loan was also to be guaranteed by the MJC group of companies and secured by all of such companies' assets.

  In February 2009, MEC's subsidiary, Laurel Park, submitted an application for a Maryland video lottery terminal licence (the "MEC VLT Application") and drew $28.5 million under Tranche 2 of the 2008 MEC Loan in order to place the initial licence fee in escrow pending resolution of certain issues associated with the application. Subsequently, MEC was informed by the Maryland VLT Facility Location Commission that the MEC VLT Application was not accepted for consideration as it had been submitted without payment of the initial licence fee of $28.5 million. Accordingly, MEC repaid $28.5 million to the MID Lender under Tranche 2 of the 2008 MEC Loan.

  In connection with the February 2009 advance under Tranche 2 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $0.6 million, such amount being capitalized to the outstanding balance of Tranche 2 of the 2008 MEC Loan. The MID Lender is also entitled to a commitment fee equal to 1% per annum of the undrawn amount made available under Tranche 2 of the 2008 MEC Loan. All fees, expenses and closing costs incurred by the MID Lender in connection with Tranche 2 are capitalized to the outstanding balance of Tranche 2 under the 2008 MEC Loan.

  The initial maturity date of Tranche 2 was December 31, 2011, which, as a result of the MEC VLT Application not being accepted for consideration, was accelerated in accordance with the terms of the loan to May 13, 2009. As a result of MEC's Chapter 11 filing on March 5, 2009 (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Process"), there is an automatic stay of any action to collect, assert, or recover on the 2008 MEC Loan.

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On the date MEC filed for Chapter 11 protection, the balance outstanding under the 2008 MEC Loan was $52.5 million. At March 31, 2009, $53.0 million was due under the 2008 MEC Loan. Interest and fees on the 2008 MEC Loan accrue during MEC's Chapter 11 process rather than being paid currently in cash.

DIP Loan

In connection with the Debtors' Chapter 11 filing (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Process"), MID (through the MID Lender) originally agreed to provide a six-month secured DIP Loan to MEC in the amount of up to $62.5 million. The DIP Loan initial tranche of up to $13.4 million was made available to MEC on March 6, 2009 pursuant to approval of the Court and an interim order was subsequently entered by the Court on March 13, 2009.

On April 3, 2009, MEC requested an adjournment until April 20, 2009 for the Court to consider the motion for a final order relating to the DIP Loan. The Court granted the request and authorized an additional $2.5 million being made available to MEC under the DIP Loan pending the April 20, 2009 hearing.

On April 20, 2009, the DIP Loan was amended to, among other things, (i) extend the maturity from September 6, 2009 to November 6, 2009 in order to allow for a longer marketing period in connection with MEC's asset sales and (ii) reduce the principal amount available from $62.5 million to $38.4 million, with the reduction attributable to the fact that interest on the pre-petition loan facilities between MEC and the MID Lender will accrue during the Chapter 11 process rather than being paid currently in cash. The final terms of the DIP Loan were presented to the Court on April 20, 2009 and the Court entered a final order authorizing the DIP Loan on the amended terms on April 22, 2009.

Under the terms of the DIP Loan, MEC is required to pay an arrangement fee of 3% under the DIP Loan (on each tranche as it is made available) and advances bear interest at a rate per annum equal to LIBOR plus 12.0%. MEC is also required to pay a commitment fee equal to 1% per annum on all undrawn amounts.

The DIP Loan is secured by liens on substantially all assets of MEC and its subsidiaries (subject to prior ranking liens), as well as a pledge of capital stock of certain guarantors. Under the DIP Loan, MEC may request funds to be advanced on a monthly basis and such funds must be used in accordance with an approved budget. The terms of the DIP Loan contemplate that MEC will sell all or substantially all of its assets through an auction process and use the proceeds from the asset sales to repay its creditors, including the MID Lender.

At March 31, 2009, $13.5 million was due under the DIP Loan. Subsequent to March 31, 2009, an additional $3.1 million has been drawn under the DIP Loan.

The provision of the MEC Project Financing Facilities, 2007 MEC Bridge Loan, 2008 MEC Loan and DIP Loan, as well as all changes thereto, were reviewed and considered by a Special Committee comprised of independent directors of MID. After considering the recommendations of the Special Committee and its own review and consideration of the MEC Project Financing Facilities, 2007 MEC Bridge Loan, 2008 MEC Loan and DIP Loan, as well as all changes thereto, the Board unanimously approved the transactions (excluding Messrs. Frank Stronach and Dennis Mills, who (at the applicable times) did not vote because of their relationships with MEC).

LIQUIDITY AND CAPITAL RESOURCES

The Real Estate Business has an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of U.S. or Canadian dollar loans or letters of credit (the "MID Credit Facility"). In January 2009, the maturity date was extended from January 21, 2009 to December 18, 2009, unless further extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business' ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. The Real Estate Business is subject to the lowest applicable margin available, with drawn amounts incurring interest at LIBOR or bankers' acceptance rates, in each case plus 2.75%, or the U.S. base or Canadian prime rate, in each case plus 1.75%. The MID Credit Facility contains negative and affirmative financial and operating covenants. At December 31, 2008, the Company had no borrowings under the MID Credit Facility, but the Company had issued letters of credit totalling $0.2 million.

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The Company's outstanding long-term debt at March 31, 2009 consists of $211.6 million of the Debentures (due in December 2016) and a mortgage payable in the amount of $2.1 million (due in January 2011).

At March 31, 2009, the Company's debt to total capitalization ratio was 12%. Management believes that the Company's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program during the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

The Real Estate Business generated cash flows from operations of $31.1 million in the first quarter of 2009 and at March 31, 2009 had cash and cash equivalents of $106.7 million and shareholders' equity of $1.5 billion. At March 31, 2009, the Real Estate Business was in compliance with all of its debt agreements and related covenants.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements is detailed in the annual financial statements and MD&A for the year ended December 31, 2008. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. For further details of the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements, other than as discussed in this MD&A, refer to notes 10, 19 and 20 to the unaudited interim consolidated financial statements.

RELATED PARTY TRANSACTIONS

Information about the Company's ongoing related party transactions is detailed in the annual financial statements and MD&A for the year ended December 31, 2008. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. For further details of the Company's transactions with related parties, other than as discussed in this MD&A, refer to note 19 to the unaudited interim consolidated financial statements.

OUTSTANDING SHARES

As at the date of this MD&A, the Company had 46,160,564 Class A Subordinate Voting Shares and 547,413 Class B Shares outstanding.

DIVIDENDS

In March 2009, the Company declared a quarterly dividend with respect to the three-month period ended December 31, 2008. The dividend of $0.15 per Class A Subordinate Voting Share and Class B Share was paid on or about April 15, 2009 to shareholders of record at the close of business on March 31, 2009. In respect of the three-month period ended March 31, 2009, the Board of Directors of the Company has declared a dividend of $0.15 per Class A Subordinate Voting Share and Class B Share, which will be paid on or about June 15, 2009 to shareholders of record at the close of business on May 29, 2009.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Information on new accounting pronouncements and developments is detailed in the annual financial statements and MD&A for the year ended December 31, 2008. On a quarterly basis, the Company updates that disclosure for any material changes. In addition to the Company's adoption of U.S. GAAP on January 1, 2009 (see "ADOPTION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES"), the Company adopted a number of new accounting standards under U.S. GAAP. For details of accounting standards adopted by the Company that did not impact the Company's financial statements, refer to note 2(e) to the unaudited interim consolidated financial statements. The accounting standards adopted by the company that impacted the Company's financial statements are as follows:

MI Developments Inc.      2009    25

Noncontrolling Interests

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests" ("SFAS 160"), which is effective for fiscal years commencing after December 15, 2008 and clarifies the classification of noncontrolling interests (previously referred to as "minority interests") in consolidated balance sheets and the accounting for and reporting of transactions between the reporting entity and holders of such noncontrolling interests.

The most significant changes under the new rules are as follows:

•
Noncontrolling interests are to be reported as an element of consolidated equity.

•
Net income and comprehensive income will encompass the total of such amounts of all consolidated subsidiaries and there will be separate disclosure on the face of the consolidated statements of income (loss) and statements of comprehensive income (loss) of the attribution of such amounts between the controlling and noncontrolling interests.

•
Increases and decreases in the noncontrolling ownership interest amount will be accounted for as equity transactions rather than those differences being accounted for using step acquisition and sale accounting, respectively. If an issuance of noncontrolling interests causes the controlling interest to lose control and deconsolidate a subsidiary, that transaction will be accounted for using full gain or loss recognition.

In accordance with the transition rules of SFAS 160, the Company has adopted SFAS 160 effective January 1, 2009 on a prospective basis, except that the presentation and disclosure requirements are to be applied retrospectively for all periods presented. As a result of the adoption, the Company has reported its noncontrolling interest in MEC as a component of equity in the consolidated balance sheets and the net income (loss) attributable to the noncontrolling interest in MEC has been separately identified in the statements of income (loss).

Derivative Instruments and Hedging Activities

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 does not require comparative disclosures for earlier periods at initial adoption.

The Company has adopted SFAS 161 effective January 1, 2009 on a prospective basis. Disclosures regarding the Company's use of, and accounting for, derivative financial instruments were previously made in notes 1, and 21 to the annual consolidated financial statements for the year ended December 31, 2008 and do not differ materially at March 31, 2009, except for the disclosures required by SFAS 161 in note 18 to the unaudited interim consolidated financial statements. Other than these incremental disclosures, the adoption of SFAS 161 did not have any impact on the Company's unaudited interim consolidated financial statements.

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SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands, except per share information)

	Q2'07	Q3'07	Q4'07	Q1'08	Q2'08	Q3'08	Q4'08	Q1'09
Revenue:
Real Estate Business	$46,082	$47,316	$51,391	$54,035	$55,299	$55,312	$54,495	$53,819
MEC(2),(3)	167,406	81,482	114,394	229,485	166,281	81,577	114,655	152,935
Eliminations(1)	(5,082)	(5,392)	(7,203)	(8,108)	(8,643)	(10,163)	(13,652)	(9,636)

	$208,406	$123,406	$158,582	$275,412	$212,937	$126,726	$155,498	$197,118

Income (loss) from continuing operations attributable to MID:
Real Estate Business(4)	$21,358	$27,302	$30,267	$30,888	$26,250	$42,662	$32,372	$25,161
MEC(3),(5),(6)	(11,871)	(25,997)	(23,890)	(6,995)	(12,794)	(27,112)	(77,974)	(54,763)
Eliminations(1)	(844)	(1,716)	(156)	266	54	(641)	(642)	(107)

	$8,643	$(411)	$6,221	$24,159	$13,510	$14,909	$(46,244)	$(29,709)

Net income (loss) attributable to MID:
Real Estate Business(4)	$21,358	$27,302	$30,267	$30,888	$26,250	$42,662	$32,372	$25,161
MEC(3),(5),(6),(7)	(13,684)	(29,051)	(26,614)	(25,038)	(8,567)	(25,919)	(86,871)	(54,342)
Eliminations(1)	(13)	(928)	602	1,029	800	86	36	336

	$7,661	$(2,677)	$4,255	$6,879	$18,483	$16,829	$(54,463)	$(28,845)

Basic and diluted earnings (loss) per share from continuing operations	$0.18	$(0.01)	$0.13	$0.52	$0.29	$0.32	$(0.99)	$(0.64)

Basic and diluted earnings (loss) per share	$0.16	$(0.06)	$0.09	$0.15	$0.40	$0.36	$(1.17)	$(0.62)

(1)
MEC's results of operations are included in the Company's consolidated results of operations up to the Petition Date (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Process — Deconsolidation of MEC"). Transactions and balances between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions and balances between these two segments, which are further described in note 19(a) to the unaudited interim consolidated financial statements, are eliminated in the consolidated results of operations and financial position of the Company for periods prior to the Petition Date.

(2)
Excludes MEC's discontinued operations.

(3)
Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing business is seasonal in nature and racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. MEC's racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in MEC's revenues and operating results included in the Company's consolidated financial statements prior to the Petition Date (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Process — Deconsolidation of MEC").

(4)
The Real Estate Business' results for the first quarter of 2009 includes (i) $7.0 million ($4.6 million net of income taxes) of advisory and other costs incurred in connection with the November 2008 Reorganization Proposals (see "SIGNIFICANT MATTERS — Termination of November 2008 Reorganization Proposal") and MID's involvement in MEC's Chapter 11 process (including the Stalking Horse Bid and the DIP Loan — see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Process") and (ii) a $0.5 million adjustment to the carrying values of the MEC loan facilities on deconsolidation of MEC (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Process — Deconsolidation of MEC"). The Real Estate Business' results for 2008 include (i) a $3.9 million ($2.6 million net of income taxes) gain in the first quarter in relation to the termination of a lease agreement with Magna, (ii) net recoveries of $0.3 million ($0.2 million net of income taxes) and $0.9 million ($0.6 million net of income taxes) in the first and fourth quarters, respectively, of costs incurred in connection with the Greenlight Litigation (see "REAL ESTATE BUSINESS — Our Relationship with Magna"), (iii) $4.3 million ($3.2 million net of income taxes), $1.2 million ($0.9 million net of income taxes) and $1.9 million ($1.4 million net of income taxes) of costs incurred in the second, third and fourth quarters, respectively, in connection with the exploration of alternatives in respect of MID's investments in MEC, (iv) a $0.5 million ($0.3 million net of income taxes) non-cash write-down of long-lived assets in the second quarter, (v) a $1.0 million bonus payment to MID's departing CEO in the third quarter, (vi) income tax recoveries of $12.5 million and $1.4 million in the third and fourth quarters, respectively, due to revisions to estimates of certain tax exposures and the ability to benefit from certain income tax loss carryforwards and (vii) a $1.8 million foreign exchange gain driven primarily by the impact of the strengthening of the U.S. dollar against various currencies in the fourth quarter of 2008. The Real Estate Business' results for 2007 include (i) $0.1 million in each of the second and third quarters of costs

MI Developments Inc.      2009    27

  associated with the Company's defence against the Greenlight Litigation, (ii) $2.0 million ($1.2 million net of income taxes) of costs recognized in the second quarter associated with the Company's contribution of land to a not-for-profit organization to assist Hurricane Katrina redevelopment efforts, (iii) a $2.1 million expense ($1.5 million net of income taxes) and $0.1 million expense in the second and fourth quarters, respectively, in connection with the exploration of alternatives in respect of MID's investments in MEC, (iv) a $1.4 million ($1.0 million net of income taxes) gain in the second quarter on the disposal of an income-producing property in Europe, (v) a $1.1 million income tax recovery due primarily to a favourable tax reassessment received in the third quarter of 2007 in relation to an asset sale in a prior year and (vii) future income tax recoveries of $1.6 million and $3.8 million realized in the third and fourth quarters, respectively, from the reduction in the future tax rates and changes in tax legislation in certain countries in which the Real Estate Business operates.

(5)
MEC's loss from continuing operations attributable to MID and net loss attributable to MID are net of noncontrolling interest and dilution gains (losses) arising from MEC's issuance of shares of MEC Class A Stock from time to time.

(6)
The MEC segment's loss from continuing operations attributable to MID and net loss attributable to MID for the first quarter of 2009 include a $46.2 million reduction to MID's carrying value in its investment in MEC upon the Company's deconsolidation of MEC (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Process — Deconsolidation of MEC"). MEC's loss from continuing operations attributable to MID and net loss attributable to MID for 2008 include (i) a $2.0 million gain ($1.1 million net of related minority interest impact) recognized in the first quarter related to a racing services agreement at The Meadows, (ii) non-cash write-downs of $5.0 million and $5.1 million ($2.7 million and $2.7 million net of related minority interest impact) in the first and fourth quarters, respectively, of a property held for sale, (iii) a $0.4 million dilution loss in the second quarter in relation to MEC's issuance of shares of MEC Class A Stock pursuant to stock-based compensation arrangements and (iv) $115.7 million ($44.2 million net of related income tax and minority interest impact) of non-cash write-downs of long-lived and intangible assets. MEC's loss from continuing operations attributable to MID and net loss attributable to MID for 2007 include (i) a $1.4 million ($0.8 million after the related minority interest recovery) non-cash write-down of MEC's long-lived assets in the third quarter and (iv) a $3.5 million dilution loss in the fourth quarter in relation to MEC's issuance of shares of MEC Class A Stock.

(7)
MEC's net loss attributable to MID for 2008 includes (i) non-cash write-downs, included in discontinued operations, of $32.3 million and $16.0 million ($17.4 million and $8.6 million net of related minority interest impact) in the first and fourth quarters, respectively, related to long-lived assets at Magna Racino™ and Portland Meadows, (ii) a $6.1 million ($3.3 million net of related minority interest impact) income tax recovery, included in discontinued operations, as a result of being able to utilize losses of discontinued operations to offset taxable income generated by the sale of excess real estate to a subsidiary of Magna, (iii) a $0.5 million gain ($0.3 million net of related minority interest impact) in the third quarter, included in discontinued operations, from the disposition of Great Lakes Downs and (iv) a $3.1 million tax recovery ($1.7 million net of related minority interest), included in discontinued operations, in the third quarter from revisions to estimates of certain tax exposures as a result of tax audits in certain tax jurisdictions.

FORWARD-LOOKING STATEMENTS

The contents of this MD&A contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks and uncertainties inherent in MEC's Chapter 11 process, including the auction of MEC's assets, and the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2008, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2008, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

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  Exhibit 1